

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Ricardo Lewin
Chief Financial Officer
Cosan S.A.
Av. Brigadeiro Faria Lima, 4,100 – 16th floor
São Paulo – SP, 04538-132, Brazil

   Re: Cosan S.A.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Filed April 24, 2023
     File No. 1-40155

Dear Ricardo Lewin:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services